THIS FILING CONSISTS OF 51 PAGES
EXHIBITS APPEAR ON PAGES 50 + 51.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

__X__ Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001

OR

_____ Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from _________ to _________

Commission File Number 1-5627

ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

ITT INDUSTRIES, INC.
4 WEST RED OAK LANE, WHITE PLAINS, NY 10604

ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

TABLE OF CONTENTS **Page**

These financial statements have been prepared from the Company's books and records after making all necessary adjustments thereto, and they represent the final statements for the period ended December 31, 2001.

We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to include in this Annual Report on Form 11-K its report dated June 15, 2001, with respect to the ITT Industries Investment and Savings Plan for Salaried Employees Statement of Net Assets Available for Benefits as of December 31, 2000. The Arthur Andersen report is also incorporated by reference in the registration statement on Form S-8 (Registration number 333-41806) relating to the ITT Industries Investment and Savings Plan for Salaried Employees. Accordingly, Arthur Andersen will not have any liability under Section 11 of the Securities Act of 1933 for false and misleading statements and omissions contained or incorporated by reference in such Form S-8, including the financial statements, and any claims against Arthur Andersen related to any such false and misleading statements and omissions may be limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

BY: Thomas R. Maskery

(THOMAS R. MASKERY, Savings Plan Administrator)

June 25, 2002
(Date)

Deloitte & Touche LLP
Stamford Harbor Park
333 Ludlow Street
P.O. Box 10098
Stamford, Connecticut 06904

Tel: (203) 708-4000
Fax: (203) 708-4797
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
ITT Industries Investment and Savings Plan for Salaried Employees

We have audited the accompanying statement of net assets available for benefits of ITT Industries Investment and Savings Plan for Salaried Employees as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, such financial statements present fairly in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2001 financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

June 25, 2002

ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
($ IN THOUSANDS)

	December 31	
	2001	2000
Assets:		
Investments	$1,459,858	$1,376,222
Receivables:		
Dividends	4,128	
Interest	598	
Employer contributions	684	4,752
Participant contributions	1,757	2
Unsettled Security Sales	2,951	3,606
Total Receivables	10,118	8,360
Liabilities:		
Unsettled Security Purchases	3,826	2,279
Net Assets Available for Benefits	$1,466,150	$1,382,303

The accompanying notes to financial statements are an integral part of the above statements.

ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
($ IN THOUSANDS)

	Year Ended December 31, 2001
Additions:	
Additions to Net Assets Attributed to:	
Investment Income:	
Net Appreciation in Fair Value of Investments	$ 70,766
Dividends	10,139
Interest	32,585
Total investment income	113,490
Contributions:	
Participants	48,171
Employer	17,823
Rollovers	2,162
Total Contributions	68,156
Asset Transfers, Net	9,209
Total Additions	190,855
Deductions:	
Deductions from Net Assets Attributed to:	
Withdrawals and Distributions	103,570
Investment Management Expenses	847
Administrative Expenses	2,591
Total Deductions	107,008
Net Increase	83,847
Net Assets Available for Benefits:	
Beginning of Year	1,382,303
End of Year	$ 1,466,150

The accompanying notes to financial statements are an integral part of the above statements.

ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
($ IN THOUSANDS)

1. DESCRIPTION OF THE PLAN

The following description of the ITT Industries Investment and Savings Plan for Salaried Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General—The Plan is a defined contribution plan generally covering all regular salaried U.S. employees of ITT Industries, Inc. (the "Company"). Employees are eligible to join the Plan on the first day of the calendar month following completion of one month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions—An eligible employee as defined in the Plan ("Member") may generally elect to contribute 2% to 16% of base salary. A Member (other than a Member subject to Puerto Rico's income tax) may designate his/her savings as Before-Tax Savings, After-Tax Savings, or any combination of the two. A Member who is a Highly Compensated Employee may be limited to less than 16% due to the results of certain tests required under the Internal Revenue Code (the "Code").

An amount equal to 50% of a Member's first 6% of covered compensation is matched by the Company. In addition, the Company contributes 1/2 of 1% of covered compensation to the Floor Company Contributions Account of each Member.

Upon enrollment in the Plan, a Member may direct employee contributions in any whole percentage from 2% to 16% (subject to IRS limit) in any of eight investment options, and the Member can change his/her future savings and reallocate his/her accumulated investments in 1% increments on a daily basis among the eight funds limited to a maximum of four transactions per month. The eight funds are ITT Industries Stock Fund, The Managed Equity Index Fund, The Stable Value Fund, The Balanced Fund, The Long Term Bond Fund, The Equity Value Fund, The Aggressive Growth Fund, and The Global Equity Fund.

Company Contributions are generally made to the ITT Industries Stock Fund Account. After a Member reaches age 55, he/she can elect to have his/her prior and future Company Contributions invested in any fund.

For Plan Years beginning on or after January 1, 2000, the Company, or its designee, shall determine the amount of the Minimum Employer Contribution. The Minimum Employer Contribution for each Plan Year shall be deemed to be satisfied as of the date the aggregate amount of Before-Tax Savings Contributions, Matching Company Contributions, and Floor Company Contributions for each Taxable Year.

Member Accounts—Each Member's account is credited with the Member's contributions, Company Contributions and an allocation of Plan earnings, net of administrative expenses and investment management fees. Allocations are based on Member account balances, as defined in the Plan Information document. The benefit to which a Member is entitled is the benefit that can be provided from the Member's vested account.

($ IN THOUSANDS)

Plan accounts are valued and reconciled between the trustee and recordkeeper daily. The Plan transactions are handled through a toll-free number, electronically, over the internet, or by speaking to a Plan representative at the Service Center known as ISP ACCESS. Members can rollover account balances from other qualified plans or "conduit" IRAs into this Plan.

Effective November 1, 2000, a Member or Deferred Member may perform a maximum of four fund reallocations or transfers in any calendar month. A reallocation or a transfer shall be defined as a single reallocation or a single transfer, or as a series of reallocations and/or transfers taking place on a single business day.

Vesting—Members are immediately vested in their contributions and the Company Floor Contributions plus earnings thereon. Member's interests in Matching Company Contributions vests according to the following schedule:

Years of Service	Non-forfeitable Percentage
Less than 1 year	0%
1 but less than 2 years	20%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 or more years	100%

As of December 31, 2001 and 2000, the cumulative Matching Company Contributions and Floor Company Contributions made on behalf of all Members, including a pro-rata share of investment income, were as follows:

	2001	2000
Vested	$551,380	$477,684
Non-vested	12,034	9,280
	$563,414	$486,964

Forfeitures—Forfeitures of the non-vested portion of any Member's Matching Company Contributions are applied to reduce future Company Contributions. Forfeitures for the years ended December 31, 2001 and 2000 were $845 and $588, respectively.

Member Loans—A Member may request a loan in any specified whole dollar amount which must be at least $1,000 but which may not exceed the lesser of 50% of the Vested Share, or $50,000 reduced by the Member's highest outstanding loan balance, if any, during the prior one-year period. The interest rate charged by the Plan is based on the prime rate plus 1%. Loan terms range from one to five years. If the loan is used in the purchase of a primary residence, the loan term can be for a period of up to fifteen years. Members may have two loans outstanding at the same time.

Payment of Benefits—On termination of service due to death, disability, or retirement, a Member or his/her surviving spouse beneficiary may elect to receive either a lump-sum amount equal to the value of the Member's vested interest in his/her account, or under two alternative installment options. Upon the death of a Member, if the beneficiary is a non-spouse, the distribution must be a lump sum payment within one year. For termination of service due other reasons, a Member may receive the value of the vested interest in his/her account as a lump-sum distribution, a rollover to another qualified Plan or a conduit IRA, or under two alternative installment options if over the age of 55. In either case, a Member or his/her surviving spouse beneficiary whose vested account balance is at least $3,500 may elect to keep his/her account balance in the Plan until the year in which the Member reaches/would have reached age 70 1/2.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan's investments are stated at fair value except for its benefit-responsive investment contract investments which are stated at contract value (Note 6). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses—The Trust pays for the administrative expenses of the Plan up to 0.25% of the market value of trust assets. In 2001, these expenses amounted to 0.21%. These expenses are limited to services provided by unrelated vendors. The Company pays Plan administrative expenses which are not paid by the Trust. In addition to the administrative expense charge, an investment management fee is charged to each investment fund except for the ITT Industries Stock Fund.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

3. INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's assets:

	December 31	
	2001	2000
** ITT Industries Common Stock, 10,166,718 and 11,034,845 shares, respectively	$513,419 *	$427,600 *
Investment Contract with Transamerica Life Insurance Company TDA76593TR, Matures 01/31/2017 and #76593, 10/25/2020 respectively	109,715	108,021
Investment Contract with Union Bank of Switzerland, #3022	88,269	83,044
Monumental Life Insurance Company #ADA00206TR	75,987	71,113
Managed Equity Index Fund, J.P. Morgan, 9,045,034 shares and 10,147,711 shares respectively	184,428	233,499
Aggressive Growth Fund, Putnam Management, 1,690,980 shares, and 1,701,217 shares, respectively	69,296	99,726

* Nonparticipant-directed
**Permitted party-in-interest

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by a net total $70,766, as follows:

Mutual funds	$(31,890)
Common Stock	102,326
Corporate bond	249
U.S. Bonds	(218)
U.S. Notes	231
Other Federal agencies	68
	$70,766

NOTES TO FINANCIAL STATEMENTS (Continued)
($ IN THOUSANDS)

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31	
	2001	2000
Assets:		
Common Stock	$513,419	$427,600
Others, Net	3,672	3,876
	517,091	431,476

	Year Ended December 31, 2001
Changes in Net Assets:	
Net Appreciation	$124,930
Dividends	6,306
Interest	489
Employer contributions	16,531
Participant contributions	6,365
Rollovers	243
Repayment of participant loans	2,084
Benefits paid to participants	(27,102)
Loans to participants	(2,042)
Transfers of investment options (net)	(41,325)
Administrative expenses	(864)
Net change	85,615
ITT Industries Stock Fund, beginning of year	431,476
ITT Industries Stock Fund, end of year	$517,091

The fair value of the non-participant directed investments have been measured by quoted market prices in an active market.

($ IN THOUSANDS)

5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan Administrator by a letter dated March 4, 1998 that the Plan is qualified and the Trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. As a result of plan amendments in 2000, the Company has applied for a new Tax Determination letter. The plan administrator believes that the Trust continues to qualify under the applicable provisions of the Code and, as a result, the Trust's net investment income is exempt from taxation.

6. INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan has entered into numerous group annuity contracts with 11 regulated insurance carriers. These contracts, which are classified as part of the Stable Value Fund, are included in the financial statements at contract value because they are fully benefit responsive. Contract value represents contributions made under the contract, plus earnings and less Plan withdrawals and administrative expenses. The fair value of the investment contracts at December 31, 2001 and 2000 was $492,002 and $445,826, respectively. The fair value of these contracts was in excess of the book value for 2001 by approximately $12,292 and $2,227 for the year 2000.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The investment contracts had an average yield of 6.34% at December 31, 2001. The crediting interest rate for the investment contracts had a range from 5.84% to 6.97% at December 31, 2001. The crediting interest rates are based on an agreed-upon formula with the issuers, but cannot be less than zero. The investment contracts have scheduled maturities from March 30, 2006 to January 31, 2017.

7. RELATED PARTY TRANSACTIONS

Certain Plan investments are held in funds managed by Bankers Trust Company. Bankers Trust Company is the Trustee as defined by the Plan, therefore these transactions qualify as party-in-interest transactions. Fees paid by the Plan for Trustee and investment management services provided by Bankers Trust amounted to $263 for the year ended December 31, 2001. In addition, certain Plan investments are shares of ITT Industries common stock. As ITT Industries, Inc. is the Plan Sponsor; these transactions qualify as party-in-interest transactions. Certain administrative functions are performed by the officers and employees of the Company (who may also be participants in the Plan) at no cost to the Plan.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from the Code and ERISA's rules on prohibited transactions.

8. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Members will become 100% vested in their accounts.

9. ASSET TRANSFERS

During 2001, primarily in connection with acquisitions by ITT Industries, $9,209 of assets were transferred to the Plan from the various plans as below:

- Man-Machine Interface (MMI)	$ 10
- C&K Components Inc. (C&K)	7,944
- Cotter Corporation	1,255
	$9,209

10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to the Form 5500:

	As of December 31,	
	2001	2000
Net assets available for benefits per the financial statements	$ 1,466,150	$1,382,303
Amounts allocated to withdrawing Members	(84)	(221)
Net assets available for benefits per the Form 5500	$1,466,066	$1,382,082

The following is a reconciliation of benefits paid (withdrawals) to Members according to the financial statements to the Form 5500:

	Year Ended December 31, 2001
Benefits paid to Members per the financial statements	$103,570
Add: Amounts allocated to withdrawing Members at December 31, 2001	84
Less: Amounts allocated to withdrawing Members at December 31, 2000	(221)
Benefits paid to Members per the Form 5500	$103,433

11. SUBSEQUENT EVENTS

As part of an Action taken by the Compensation and Personnel Committee of the ITT Industries Board of Directors on October 8, 2001, effective November 27, 2001, the ITT Industries Investment and Savings Plan for Salaried Employees was amended to include an Employee Stock Ownership Plan ("ESOP"). As a result of this change, all dividends attributable to the Company contributions account (matching contributions, floor contributions and prior ESOP contributions) held in the ITT Industries Stock Fund in the Plan were immediately 100% vested. In addition, participants are now given the opportunity to make an election regarding the disposition of these dividends. In the past, all dividends were automatically reinvested in the Plan and used to purchase additional shares of ITT Industries Stock.

The above referenced Action also reflects certain other provisions of the Economic Growth and Tax Relief Act of 2001 ("EGTRRA") as described below:

a. Internal Revenue Service Code Section Limitations:
The EGTRRA increases in (i) the compensation limit under Code Section 401(a)(17), (ii) the elective deferral limits under Code Section 402(g), and (iii) the annual additions limits under Code Section 415(c), are reflected in the Plan effective January 1, 2002.

b. Maximum Savings Rate:
Effective January 1, 2002 a participant who is classified (by the I.R.S) as a non highly compensated employee may elect Plan savings up to a maximum of 25% of base pay as either before-tax savings, after-tax savings , or any combination thereof subject to the dollar limitation contained in section 402(g) of the IRS Code.

c. Catch-up Contributions:
Effective April 1, 2002 a participant who is eligible to make elective deferrals under the Plan and who has attained age 50 before the close of the plan year, shall be eligible to make catch-up contributions in accordance with, and subject the limitations of, section 414(v) of the IRS Code.

d. Hardship Withdrawals:
A participant who receives a distribution of elective deferrals after December 31, 2001, on account of hardship shall be prohibited from making elective deferrals and employee contributions under this and all other plans of the employer for 6 months (hardship withdrawals received on or before December 31, 2001 are subject to a 12 month suspension based on the provisions of the plan relating to suspension of elective deferrals that were in effect prior to this amendment). The post hardship before tax contribution limit under section 1.401(k)-1(d)(2)(iv)(B)(3) of the IRS Regulations shall be eliminated with respect to calendar years beginning after December 31, 2001 for a participant who receives a hardship withdrawal of elective deferrals on or after January 1, 2002.

e. Rollovers from other Plans:
Effective January 1, 2002, the Plan will accept participant rollover contributions and/ or direct rollovers of eligible rollover distributions made after December 31, 2001, from a qualified plan described in Section 401(a) or 403(a) of the IRS Code, an annuity contract described in section 403(b) of the IRS Code, or an eligible plan under section 457(b) of the IRS Code which is maintained by a state, political subdivision of a state, or any agency or instrumentality of a state or political subdivision of a state.

Share Conversion - Investor Class to Admiral Class for the Vanguard Long Term Corporate Bond Fund:
Effective May 8, 2002 Deutsche Bank Trust Company Americas as the Trustee of the ITT Industries Investment and Savings Plan has been authorized to convert all currently held shares of the Vanguard Long Term Corporate Bond Fund, Investor class (Vanguard Fund #28) to the Vanguard Long Term Corporate Bond Fund - Admiral Class (Vanguard Fund #568).

In addition, effective April 15, 2002 the Plan's Trustee, Bankers Trust Company has changed its name to Deutsche Bank Trust Company Americas.

EIN: 13-5158950
PN: 100

ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
SCHEDULE H, ITEM 41 – ASSETS HELD FOR INVESTMENT PURPOSES – PART 1
AS OF DECEMBER 31, 2001
($ IN THOUSANDS)

Identity of Issuer	Description of investment, including maturity date, rate of interest, collateral par or maturity value	Cost	Market Value
ITT Industries Stock Fund:			
* ITT Industries, Inc.	Common Stock	$396,044	$513,419
*Bankers Trust Company	BT Pyramid Discretionary Account Cash Fund 13-6043638-110165	148	148
	Sub-Total	$396,192	$513,567
Managed Equity Index Fund:			
J. P. Morgan Investment, Inc.	Mgt US Smartindex Fund		184,428
	Sub-Total		$184,428
Stable Value Fund:			
*Bankers Trust Company	BT Pyramid GIC Account Cash Fund 13-6043638-110152		20,312
*Bankers Trust Company	BT Pyramid GIC Account		21,832
Bank of America, NA	Group Annuity Contract #98-030- 6.53%, N/A		61,607
Business Mens Assurance Company	Group Annuity Contract #1424, 6.17%, 03/30/2006		9,418
John Hancock Mutual Life	Group Annuity Contract #14398, 5.84%, 11/14/2003		17,940
Monumental Life Insurance Company	Group Annuity Contract #ADA00206TR, 6.74%, N/A		75,987
Monumental Life Insurance Company	Group Annuity Contract #MDA00277TR, 6.49%, 01/31/2017		42,344
Principal Life Insurance Company	Group Annuity Contract #4-34207, 6.13%, 07/01/2003		16,041
SunAmerica Life Insurance Company	Group Annuity Contract #4813, 6.17%, 06/01/2003		16,113

(Continued)

EIN: 13-5158950
PN: 100

ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
SCHEDULE H, ITEM 41 – ASSETS HELD FOR INVESTMENT PURPOSES – PART 1
AS OF DECEMBER 31, 2001
($ IN THOUSANDS)

Identity of Issuer	Description of investment, including maturity date, rate of interest, collateral par or maturity value	Market Value
Transamerica Life Insurance Company	Group Annuity Contract #TDA76593TR, 6.47%, 01/31/2017	109,715
Union Bank of Switzerland	Group Annuity Contract #3022, 6.12%, NA	88,269
	Sub-Total	$479,578

*Party-in-interest to the Plan

ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

SCHEDULE H, ITEM 4I - ASSETS HELD FOR INVESTMENT PURPOSES - PART I

BALANCED FUND

BANKERS TRUST COMPANY
NEW YORK

ACCOUNT 104570

SUMMARY OF ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2001

ITT INDUSTRIE INVESTMENT & SAVINGS PLAN
JENNISON BALANCED FUND

GLOBAL ASSETS - EB

T15A OBRICK
PREPARED 01/15/02

ASSETS	BOOK VALUE	BOOK %	MARKET VALUE	MARKET %
SECURITIES				
FIXED INCOME	38,002,795.72	46.77	37,984,945.69	45.28
EQUITIES	42,080,600.53	51.79	44,736,793.05	53.33
*TOTAL SECURITIES	80,083,396.25	98.56	82,721,738.74	98.60
CASH	.00	.00	.00	.00
RECEIVABLES	1,773,508.68	2.18	1,773,508.68	2.11
**TOTAL ASSETS	81,856,904.93	100.74	84,495,247.42	100.72
LIABILITIES				
PAYABLES	600,666.55	.74	600,666.55	.72
*TOTAL LIABILITIES	600,666.55	.74	600,666.55	.72
NET ASSETS	81,256,238.38	100.00	83,894,580.87	100.00

SCHEDULE A

FACE AMOUNT OR NUMBER OF SHARES	DESCRIPTION	BOOK UNIT	BOOK VALUE	MARKET PRICE	MARKET VALUE
	FIXED INCOME TEMPORARY INVESTMENTS POOLED TEMPORARY INVESTMENTS				
13,468,262.690	PYRAMID DIRECTED ACCOUNT CASH FUND	100.00	13,468,262.69 16.45%	100.000	13,468,262.69 15.94%
	GOVERNMENTAL OBLIGATIONS US GOVERNMENT SECURITIES TREASURY NOTES				
290,000	UNITED STATES TREAS NTS SER K DTD 11/16/1998 4.250% 11/15/2003	93.64	271,557.81 .33%	102.422	297,023.44 .35%
7,165,000	U.S. GOVERNMENT TREASURY NOTES 3.875% DTD 30JUN2001 DUE 30JUN2003	101.82	7,295,425.39 8.91%	101.906	7,301,582.81 8.64%
	*TOTAL TREASURY NOTES		7,566,983.20 9.24%		7,598,606.25 8.99%
	TREASURY BONDS				
5,045,000	UNITED STATES TREAS BDS DTD 08/15/1983 12.000% 08/15/2013	143.71	7,250,366.17 8.86%	139.516	7,038,582.20 8.33%
2,774,000	UNITED STATES TREAS BDS DTD 02/15/1991 7.875% 02/15/2021	125.87	3,491,655.14 4.27%	124.391	3,450,606.34 4.08%
1,150,000	UNITED STATES TREASURY BOND 6.25% DTD 16AUG1993 DUE 15AUG2023 (REFER FROM 3914119)	108.61	1,249,052.73 1.53%	105.828	1,217,023.44 1.44%
	*TOTAL TREASURY BONDS		11,991,074.04 14.65%		11,706,211.98 13.85%
	*TOTAL US GOVERNMENT SECURITIES		19,558,057.24 23.89%		19,304,818.23 22.85%

SCHEDULE C

FACE AMOUNT OR NUMBER OF SHARES	DESCRIPTION	BOOK UNIT	BOOK VALUE	MARKET PRICE	MARKET VALUE
	FEDERAL AGENCY OBLIGATIONS NATIONAL MORTGAGE ASSOCIATIONS				
497,491.700	FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #481585 6.000% 02/01/2029	98.50	490,029.26 .60%	98.219	488,631.37 .58%
406,061.590	FEDERAL NATL MTG ASSN GTD MTG PASS THRU CTF POOL #491783 6.000% 03/01/2014	99.90	405,649.16 .50%	100.937	409,866.39 .49%
	*TOTAL NATIONAL MORTGAGE ASSOCIATIONS		895,678.42 1.09%		898,497.76 1.06%
	OTHER FEDERAL AGENCIES				
440,000	FEDERAL HOME LN BKS CONS BD DTD 01/13/1998 5.660% 01/13/2003	103.61	455,873.00 .56%	103.000	453,200.00 .54%
270,000	FEDERAL HOME LN BKS SER GL DTD 01/21/1998 05.500% MAT 01/21/2003	97.26	262,596.09 .32%	102.891	277,805.70 .33%
340,000	FEDERAL NATL MTG ASSN DEB-CPN STRIPS DTD 02/05/1998 08/15/2003 ZERO COUPON	78.15	265,723.60 .32%	94.531	321,405.40 .38%
	*TOTAL OTHER FEDERAL AGENCIES		984,192.69 1.20%		1,052,411.10 1.25%
	*TOTAL FEDERAL AGENCY OBLIGATIONS		1,879,871.11 2.30%		1,950,908.86 2.31%
	*TOTAL GOVERNMENTAL OBLIGATIONS		21,437,928.35 26.19%		21,255,727.09 25.16%

SCHEDULE C

BANKERS TRUST COMPANY
NEW YORK

ACCOUNT 104570

STATEMENT OF ASSETS
AS OF DECEMBER 31, 2001

ITT IND JENNISON BALANCED FUND

GLOBAL ASSETS - EB

T15A OBRICK
PREPARED 01/15/02

FACE AMOUNT OR NUMBER OF SHARES	DESCRIPTION	BOOK UNIT	BOOK VALUE	MARKET PRICE	MARKET VALUE
	CORPORATE OBLIGATIONS DOMESTIC CORPORATE OBLIGATIONS NON-OIL INDUSTRIALS				
325,000	DOW CHEM CO DTD 11/01/1999 7.375% 11/01/2029	96.72	314,330.25 .38%	109.070	354,477.50 .42%
120,000	DU PONT E I DE NEMOURS & CO NT DTD 09/23/1991 8.250% 09/15/2006	114.49	137,385.60 .17%	114.382	137,258.40 .16%
495,000	MERCK & CO INC DEB DTD 01/01/1996 6.300% 01/01/2026	96.81	479,184.75 .59%	98.480	487,476.00 .58%
230,000	SONY CORP NT DTD 03/04/1998 6.125% 03/04/2003	100.72	231,651.40 .28%	104.003	239,206.90 .28%
	*TOTAL NON-OIL INDUSTRIALS		1,162,552.00 1.42%		1,218,418.80 1.44%
	BANKING OBLIGATIONS				
81,483.770	BELLSOUTH SVGS & SEC ESOP GTD AMORTZING MED TERM NT SER A 9.125% 07/01/2003	108.25	88,210.13 .11%	104.801	85,395.81 .10%
	FINANCIAL OBLIGATIONS				
310,000	ASSOCIATES CORP OF NORTH AMERICA 6.100% DTD 09JAN1998 DUE 15JAN2005	92.73	287,456.80 .35%	103.161	319,799.10 .38%
130,000	CHASE MANHATTAN 7.125% 02/01/2007	105.23	136,793.80 .17%	107.781	140,115.30 .17%
375,000	FORD MOTOR CREDIT CO 7.500% DTD 16MAR2000 15MAR2005	98.05	367,680.00 .45%	102.303	383,636.25 .45%

SCHEDULE C

BANKERS TRUST COMPANY
NEW YORK

ACCOUNT 104570

STATEMENT OF ASSETS
AS OF DECEMBER 31, 2001

ITT IND JENNISON BALANCED FUND

GLOBAL ASSETS - EB

T15A OBRICK
PREPARED 01/15/02

FACE AMOUNT OR NUMBER OF SHARES	DESCRIPTION	BOOK UNIT	BOOK VALUE	MARKET PRICE	MARKET VALUE
225,000	GE CAPITAL CO 7.250% DTD 01MAY2000 DUE 03MAY2004 MEDIUM TERM NTS	99.95	224,876.25 .27%	108.496	244,116.00 .29%
315,000	PROCTER & GAMBLE CO DEB DTD 01/10/1996 6.450% 01/15/2026	89.37	281,515.50 .34%	100.527	316,660.05 .37%
295,000	SEARS ROEBUCK ACCEP CORP MEDIUM TERM NTS TRANCHE # TR 00175 DTD 06/04/1997 7.030% 06/04/2003	104.28	307,637.80 .38%	103.996	306,788.20 .36%
	*TOTAL FINANCIAL OBLIGATIONS		1,605,960.15 1.96%		1,711,114.90 2.03%
	MISCELLANEOUS OBLIGATIONS				
240,000	MCDONALD'S CORP 5.150% DTD 05JUL2001 DUE 01JUL2004	99.95	239,882.40 .29%	102.511	246,026.40 .29%
	*TOTAL DOMESTIC CORPORATE OBLIGATIONS		3,096,604.68 3.78%		3,260,955.91 3.86%
	*TOTAL CORPORATE OBLIGATIONS		3,096,604.68 3.78%		3,260,955.91 3.86%
	*TOTAL FIXED INCOME		38,002,795.72 46.43%		37,984,945.69 44.96%
	EQUITIES COMMON STOCK DOMESTIC COMMON STOCK AEROSPACE				
9,400	NORTHROP COM NPV	84.19	791,363.60 .97%	100.810	947,614.00 1.12%

SCHEDULE C

FACE AMOUNT OR NUMBER OF SHARES	DESCRIPTION	BOOK UNIT	BOOK VALUE	MARKET PRICE	MARKET VALUE
9,100	ROCKWELL COLLINS INC COM STK USD0.01	22.21	202,102.39 .25%	19.500	177,450.00 .21%
	*TOTAL AEROSPACE		993,465.99 1.21%		1,125,064.00 1.33%
	BANKS				
8,700	FLEET BOSTON FIN CORP COM STK USD.01 (FORMERLY FLEET BOSTON CORP)	38.50	334,956.96 .41%	36.500	317,550.00 .38%
	BUILDING - FOREST PRODUCTS				
26,100	BOISE CASCADE CORP COM $US2.5	31.10	811,670.80 .99%	34.010	887,661.00 1.05%
	CHEMICAL				
21,000	ENGLEHARD CORPORATION USD1	20.59	432,420.24 .53%	27.680	581,280.00 .69%
14,100	FMC CORP COM NEW	64.58	910,632.13 1.11%	59.500	838,950.00 .99%
24,500	IMC GLOBAL INC F/K/A IMC FERTITIZER	10.25	251,004.37 .31%	13.000	318,500.00 .38%
14,700	MONSANTO CO NEW COMMON STOCK	27.02	397,197.30 .49%	33.800	496,860.00 .59%
53,500	SOLUTIA INC COM	13.91	744,095.64 .91%	14.020	750,070.00 .89%
	*TOTAL CHEMICAL		2,735,349.68 3.34%		2,985,660.00 3.53%

SCHEDULE C

FACE AMOUNT OR NUMBER OF SHARES	DESCRIPTION	BOOK UNIT	BOOK VALUE	MARKET PRICE	MARKET VALUE
	CONTAINER				
14,300	TEMPLE INLAND INC COM	46.15	660,014.12 .81%	56.730	811,239.00 .96%
	DRUG				
17,800	BRISTOL MYERS SQUIBB CO COM	51.06	908,896.31 1.11%	51.000	907,800.00 1.07%
31,300	ICN PHARAMCEUTICAL INC NEW COM	29.06	909,626.21 1.11%	33.500	1,048,550.00 1.24%
	*TOTAL DRUG		1,818,522.52 2.22%		1,956,350.00 2.32%
	ELECTRONICS				
24,400	GENERAL MTRS CORP CL H NEW	20.58	502,230.70 .61%	15.450	376,980.00 .45%
22,300	HEWLETT PACKARD CO COM	21.75	484,936.63 .59%	20.540	458,042.00 .54%
35,600	MAXTOR CORP COM STK NPV	7.57	269,452.25 .33%	6.340	225,704.00 .27%
31,900	SOLECTRON CORP COM	11.21	357,618.14 .44%	11.280	359,832.00 .43%
39,500	VISHAY INTERTECHNOLOGY INC COM	19.40	766,117.27 .94%	19.500	770,250.00 .91%
	*TOTAL ELECTRONICS		2,380,354.99 2.91%		2,190,808.00 2.59%

SCHEDULE C

FACE AMOUNT OR NUMBER OF SHARES	DESCRIPTION	BOOK UNIT	BOOK VALUE	MARKET PRICE	MARKET VALUE
	FINANCE				
4,700	USA EDUCATION INC COM (REREF FROM FROM 2857118)	43.70	205,386.70 .25%	84.020	394,894.00 .47%
	HOTEL - RESTAURANT				
0	MARRIOTT INTERNATIONAL INC COMMON STOCK USD1 CLASS 'A'	.00	.00 .00%	.000	.00 .00%
	HEALTH AND PERSONAL CARE				
13,000	APOGENT TECHNOLOGIES INC COMMON STOCK USD0.01 (FORMERLY SYBRON INTL CORP)	24.72	321,368.00 .39%	25.800	335,400.00 .40%
	INSURANCE				
12,200	EVEREST RE GROUP LTD COMMON STOCK USD.01	56.85	693,542.14 .85%	70.700	862,540.00 1.02%
31,800	ALLSTATE CORP COM STK USD0.01	33.01	1,049,700.76 1.28%	33.700	1,071,660.00 1.27%
21,100	AON CORP COM	35.35	745,949.84 .91%	35.520	749,472.00 .89%
7,600	CIGNA CORP COM	92.73	704,713.04 .86%	92.650	704,140.00 .83%
26,840	CNA FINANCIAL CORP COM STK USD2.50	34.85	935,350.10 1.14%	29.170	782,922.80 .93%
18,000	HARTFORD FINANCIAL SERVICES GRP INC COMMON STOCK USD0.01 FORMERLY ITT HARTFORD GROUP INC)	52.76	949,759.34 1.16%	62.830	1,130,940.00 1.34%
	*TOTAL INSURANCE		5,079,015.22 6.20%		5,301,674.80 6.27%

SCHEDULE C

FACE AMOUNT OR NUMBER OF SHARES	DESCRIPTION	BOOK UNIT	BOOK VALUE	MARKET PRICE	MARKET VALUE
	INVESTMENT COMPANIES				
22,400	EDWARDS A.G. INC COM	34.88	781,305.14 .95%	44.170	989,408.00 1.17%
	MACHINERY - OTHER				
32,200	PALL CORP COM USD0.25	22.46	723,209.21 .88%	24.060	774,732.00 .92%
	METALS - STEEL				
8,600	UNITED STATES STEEL CORP COM STK USD1	16.87	145,055.30 .18%	18.110	155,746.00 .18%
	METALS - OTHER				
36,800	NEWMONT MINING CORP NEW COM USD1.60	19.51	717,980.12 .88%	19.110	703,248.00 .83%
18,800	STILLWATER MINING CO	23.41	440,166.53 .54%	18.500	347,800.00 .41%
	*TOTAL METALS - OTHER		1,158,146.65 1.41%		1,051,048.00 1.24%
	OFFICE EQUIPMENT				
11,000	ADOBE SYSTEMS COM NPV	30.95	340,435.88 .42%	31.050	341,550.00 .40%
50,200	BMC SOFTWARE INC COM STK	18.48	927,754.61 1.13%	16.370	821,774.00 .97%
19,100	CAMBREX CORP COM	35.18	671,871.58 .82%	43.600	832,760.00 .99%

SCHEDULE C

FACE AMOUNT OR NUMBER OF SHARES	DESCRIPTION	BOOK UNIT	BOOK VALUE	MARKET PRICE	MARKET VALUE
46,300	COMPAQ COMPUTER CORP	10.09	467,125.33 .57%	9.760	451,888.00 .53%
21,500	DIEBOLD INC	26.38	567,072.65 .69%	40.440	869,460.00 1.03%
4,600	MINNESOTA MINING & MANUFACTURING CO. COM STK NPV	109.65	504,383.10 .62%	118.210	543,766.00 .64%
48,700	PARAMETRIC TECHNOLOGY CORP COM	6.10	297,235.77 .36%	7.810	380,347.00 .45%
34,000	SYBASE INC COM	15.23	517,870.44 .63%	15.760	535,840.00 .63%
10,200	SYNOPSYS INC COM STK USD0.01	46.14	470,631.14 .57%	59.070	602,514.00 .71%
66,300	3 COM CORP COM	5.16	341,840.05 .42%	6.380	422,994.00 .50%
	*TOTAL OFFICE EQUIPMENT		5,106,220.55 6.24%		5,802,893.00 6.87%
	OIL - DOMESTIC				
12,300	APACHE CORP	43.90	539,929.63 .66%	49.880	613,524.00 .73%
1,010	APACHE CORP SHARES FROM PENDING STOCK DIVIDEND	42.40	42,826.81 .05%	49.880	50,378.80 .06%
37,700	CONOCO INC COM	25.83	973,922.69 1.19%	28.300	1,066,910.00 1.26%
23,000	FMC TECHNOLOGIES INC COM	17.97	413,235.48 .50%	16.450	378,350.00 .45%

SCHEDULE C

FACE AMOUNT OR NUMBER OF SHARES	DESCRIPTION	BOOK UNIT	BOOK VALUE	MARKET PRICE	MARKET VALUE
14,600	NEWFIELD EXPLORATION GOLD COM STK USD0.01	34.14	498,507.45 .61%	35.510	518,446.00 .61%
21,700	UNOCAL CORP COM	33.38	724,397.42 .88%	36.070	782,719.00 .93%
	*TOTAL OIL - DOMESTIC		3,192,819.48 3.90%		3,410,327.80 4.04%
	OIL - SERVICE				
23,900	DIAMOND OFFSHORE DRILLING INC COM	35.52	849,004.36 1.04%	30.400	726,560.00 .86%
24,100	HALLIBURTON CO COM	37.18	895,970.09 1.09%	13.100	315,710.00 .37%
	*TOTAL OIL - SERVICE		1,744,974.45 2.13%		1,042,270.00 1.23%
	PUBLISHING				
9,700	KNIGHT RIDDER INC	54.48	528,465.70 .65%	64.930	629,821.00 .75%
22,100	NEW YORK TIMES CO CL A	35.45	783,452.78 .96%	43.250	955,825.00 1.13%
	*TOTAL PUBLISHING		1,311,918.48 1.60%		1,585,646.00 1.88%
	REAL ESTATE				
20,295	AVALONBAY CMNTYS INC COM	35.91	728,739.46 .89%	47.310	960,156.45 1.14%

SCHEDULE C

FACE AMOUNT OR NUMBER OF SHARES	DESCRIPTION	BOOK UNIT	BOOK VALUE	MARKET PRICE	MARKET VALUE
	RETAILING				
18,000	FEDERATED DEPT STORES INC DEL COM	29.15	524,610.12 .64%	40.900	736,200.00 .87%
42,700	SAKS INCORPORATED COMMON STOCK (FORMERLY PROFFITT'S INC)	13.34	569,543.22 .70%	9.340	398,818.00 .47%
27,600	TUPPERWARE CORP COM USD0.01	21.66	597,741.26 .73%	19.250	531,300.00 .63%
5,400	WHOLE FOODS MARKET INC COM STK NPV	23.23	125,417.23 .15%	43.560	235,224.00 .28%
	*TOTAL RETAILING		1,817,311.83 2.22%		1,901,542.00 2.25%
	SERVICE				
38,800	CERIDIAN CORP COM STK USD.5	14.90	578,162.54 .71%	18.750	727,500.00 .86%
30,800	FISHER SCIENTIFIC INTERNATIONAL COM NEW	24.87	765,886.14 .94%	29.200	899,360.00 1.06%
49,500	INGRAM MICRO INC CLASS A COM STK USD0.01	13.17	651,894.00 .80%	17.320	857,340.00 1.01%
1,700	KPMG CONSULTING INC COMMON STOCK USD0.01	12.48	21,219.46 .03%	16.570	28,169.00 .03%
12,900	WESTERN WIRELESS CORP CL A COM	38.87	501,430.82 .61%	28.250	364,425.00 .43%
	*TOTAL SERVICE		2,518,592.96 3.08%		2,876,794.00 3.40%

SCHEDULE C

BANKERS TRUST COMPANY
NEW YORK

ACCOUNT 104570

STATEMENT OF ASSETS
AS OF DECEMBER 31, 2001

ITT IND JENNISON BALANCED FUND

GLOBAL ASSETS - EB

T15A OBRICK
PREPARED 01/15/02

FACE AMOUNT OR NUMBER OF SHARES	DESCRIPTION	BOOK UNIT	BOOK VALUE	MARKET PRICE	MARKET VALUE
	TEXTILE AND APPAREL				
27,000	POLO RALPH LAUREN CORP CL A	22.43	605,517.46 .74%	26.760	722,520.00 .86%
	TRANSPORTATION - AIR TRANSPORT				
13,800	DELTA AIR LINES INC DEL COM	22.15	305,659.08 .37%	29.260	403,788.00 .48%
	TV AND RADIO BROADCASTERS				
17,200	CABLEVISION NY GROUP CLASS 'A' COMMON STOCK USD0.01	36.53	628,231.63 .77%	47.450	816,140.00 .97%
63,200	LIBERTY MEDIA CORP COMMON SERIES A	14.22	899,014.04 1.10%	14.000	884,800.00 1.05%
8,800	MEDIACOM COMMUNICATIONS CORP CL A	16.92	148,904.10 .18%	18.260	160,688.00 .19%
	*TOTAL TV AND RADIO BROADCASTERS		1,676,149.77 2.05%		1,861,628.00 2.20%
	UTILITY - ELECTRIC				
21,900	PPL CORP COMMON STOCK	34.91	764,440.52 .93%	34.850	763,215.00 .90%
	UTILITY - TELEPHONE				
41,300	AT&T WIRELESS SVCS INC COMMON STOCK	16.14	666,592.85 .81%	14.370	593,481.00 .70%
6,000	CABLEVISION SYSTEMS CORP CL A RAINB MED	22.51	135,049.50 .16%	24.700	148,200.00 .18%

SCHEDULE C

FACE AMOUNT OR NUMBER OF SHARES	DESCRIPTION	BOOK UNIT	BOOK VALUE	MARKET PRICE	MARKET VALUE
19,900	SPRINT CORP PCS COM SER 1	24.52	487,928.58 .60%	24.410	485,759.00 .57%
	*TOTAL UTILITY - TELEPHONE		1,289,570.93 1.58%		1,227,440.00 1.45%
	*TOTAL DOMESTIC COMMON STOCK		39,209,736.25 47.90%		41,835,455.05 49.51%
	FOREIGN COMMON STOCK				
	FINANCE				
15,800	XL CAPITAL LTD COM STK ORD VTG	66.63	1,052,817.06 1.29%	91.360	1,443,488.00 1.71%
	SERVICE				
19,600	MILLICOM INTL CELLULAR SA ISIN# LU0038705702 COM	31.44	616,281.55 .75%	12.150	238,140.00 .28%
	TV AND RADIO BROADCASTERS				
50,600	CABLE & WIRELESS PUB LTD CO SPONSORED ADR COM	15.15	766,499.35 .94%	14.810	749,386.00 .89%
38,300	PEARSON PLC SPONSORED ADR	11.36	435,266.32 .53%	12.280	470,324.00 .56%
	*TOTAL TV AND RADIO BROADCASTERS		1,201,765.67 1.47%		1,219,710.00 1.44%
	*TOTAL FOREIGN COMMON STOCK		2,870,864.28 3.51%		2,901,338.00 3.43%
	*TOTAL COMMON STOCK		42,080,600.53 51.41%		44,736,793.05 52.95%
	*TOTAL EQUITIES		42,080,600.53 51.41%		44,736,793.05 52.95%

SCHEDULE C

BANKERS TRUST COMPANY
NEW YORK

ACCOUNT 104570

STATEMENT OF ASSETS
AS OF DECEMBER 31, 2001

ITT IND JENNISON BALANCED FUND

GLOBAL ASSETS - EB

T15A OBRICK
PREPARED 01/15/02

FACE AMOUNT OR NUMBER OF SHARES	DESCRIPTION	BOOK UNIT	BOOK VALUE	MARKET PRICE	MARKET VALUE
	CASH		.00 .00%		.00 .00%
	RECEIVABLES INTEREST AND DIVIDENDS		511,004.13 .62%		511,004.13 .60%
	RECEIVABLES AS OF REPORT DATE		1,262,504.55 1.54%		1,262,504.55 1.49%
	*TOTAL RECEIVABLES		1,773,508.68 2.17%		1,773,508.68 2.10%
	***TOTAL ASSETS		81,856,904.93 100.00%		84,495,247.42 100.00%

SCHEDULE C

(Continued)

EIN: 13-5158950
PIN: 100

ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
SCHEDULE H, ITEM 4I - ASSETS HELD FOR INVESTMENT PURPOSES - PART I
AS OF DECEMBER 31, 2001
($ IN THOUSANDS)

Identity of Issuer	Description of investment including maturity date, rate of interest, collateral par or maturity value	Market Value
Long Term Bond Fund:		
The Vanguard Group	Vanguard Fixed Income Securities Fund Long-Term Corporate Portfolio	$ 24,989
	Sub-Total	$ 24,989

ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

SCHEDULE H, ITEM 4I - ASSETS HELD FOR INVESTMENT PURPOSES - PART I

EQUITY VALUE FUND

BANKERS TRUST COMPANY
NEW YORK

ACCOUNT 169561

SUMMARY OF ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2001

ITT INDUSTRIES INVESTMENT & SAVINGS PL
SANFORD BERSTEIN EQUITY VALUE FUND

GLOBAL ASSETS - EB

T15A OBRICK
PREPARED 01/15/02

	BOOK VALUE	BOOK %	MARKET VALUE	MARKET %
ASSETS				
SECURITIES				
FIXED INCOME	2,662,507.58	5.54	2,662,507.58	5.59
EQUITIES	45,894,751.14	95.54	45,527,854.41	95.51
*TOTAL SECURITIES	48,557,258.72	101.09	48,190,361.99	101.09
CASH	.00	.00	.00	.00
RECEIVABLES	84,764.40	.18	84,764.40	.18
**TOTAL ASSETS	48,642,023.12	101.26	48,275,126.39	101.27
LIABILITIES				
PAYABLES	606,374.25	1.26	606,374.25	1.27
*TOTAL LIABILITIES	606,374.25	1.26	606,374.25	1.27
NET ASSETS	48,035,648.87	100.00	47,668,752.14	100.00

SCHEDULE A

BANKERS TRUST COMPANY
NEW YORK

STATEMENT OF ASSETS
AS OF DECEMBER 31, 2001

ACCOUNT 169561

ITT IND SANFORD BERNSTEIN EQ VALUED FD

FACE AMOUNT OR NUMBER OF SHARES	DESCRIPTION	BOOK UNIT	BOOK VALUE	MARKET PRICE	MARKET VALUE
	FIXED INCOME TEMPORARY INVESTMENTS POOLED TEMPORARY INVESTMENTS				
2,662,507.580	PYRAMID DIRECTED ACCOUNT CASH FUND	100.00	2,662,507.58 5.47%	100.000	2,662,507.58 5.52%
	EQUITIES COMMON STOCK DOMESTIC COMMON STOCK AUTOMOTIVE				
11,800	DANA COM USD1	19.59	231,207.68 .48%	13.880	163,784.00 .34%
28,275	GENUINE PARTS CO COM	27.64	781,589.13 1.61%	36.700	1,037,692.50 2.15%
5,900	LEAR CORPORATION COMMON COM STK USD0.01 (FORMERLY LEAR SEATING CORP)	39.67	234,026.81 .48%	38.140	225,026.00 .47%
	*TOTAL AUTOMOTIVE		1,246,823.62 2.56%		1,426,502.50 2.95%
	BANKS				
30,000	BANK OF AMERICA CORP COM STK USD0.01 (FRMLY BANKAMERICA CORP)	56.82	1,704,493.45 3.50%	62.950	1,888,500.00 3.91%
25,500	BANC ONE CORP COM NPV	37.55	957,405.98 1.97%	39.050	995,775.00 2.06%
22,100	FLEET BOSTON FIN CORP COM STK USD.01 (FORMERLY FLEET BOSTON CORP)	37.79	835,093.71 1.72%	36.500	806,650.00 1.67%

SCHEDULE C

STATEMENT OF ASSETS
AS OF DECEMBER 31, 2001

ITT IND SANFORD BERNSTEIN EQ VALUED FD

FACE AMOUNT OR NUMBER OF SHARES	DESCRIPTION	BOOK UNIT	BOOK VALUE	MARKET PRICE	MARKET VALUE
34,100	NATIONAL CITY CORP COM USD4	23.60	804,755.55 1.65%	29.240	997,084.00 2.07%
33,300	WACHOVIA CORP 2ND NEW COM	29.97	997,913.36 2.05%	31.360	1,044,288.00 2.16%
61,150	WASHINGTON MUT INC COM	34.12	2,086,168.55 4.29%	32.700	1,999,605.00 4.14%
	*TOTAL BANKS		7,385,830.60 15.18%		7,731,902.00 16.02%
	BUILDING - FOREST PRODUCTS				
33,713	GEORGIA PAC CORP COM	30.63	1,032,481.80 2.12%	27.610	930,815.93 1.93%
48,600	SMURFIT-STONE CONTAINER CORP COM	17.73	861,690.19 1.77%	15.970	776,142.00 1.61%
	*TOTAL BUILDING - FOREST PRODUCTS		1,894,171.99 3.89%		1,706,957.93 3.54%
	CHEMICAL				
13,200	CABOT COM USD1	29.01	382,898.35 .79%	35.700	471,240.00 .98%
55,000	DOW CHEM CO COM	30.69	1,687,808.63 3.47%	33.780	1,857,900.00 3.85%
6,940	EASTMAN CHEMICAL CO COM STK USD0.01	62.02	430,413.95 .88%	39.020	270,798.80 .56%
4,200	FMC CORP COM NEW	70.52	296,166.63 .61%	59.500	249,900.00 .52%

SCHEDULE C

STATEMENT OF ASSETS
AS OF DECEMBER 31, 2001

ITT IND SANFORD BERNSTEIN EQ VALUED FD

FACE AMOUNT OR NUMBER OF SHARES	DESCRIPTION	BOOK UNIT	BOOK VALUE	MARKET PRICE	MARKET VALUE
4,300	GOODRICH CORPORATION COM	26.83	115,357.81 .24%	26.620	114,466.00 .24%
	*TOTAL CHEMICAL		2,912,645.37 5.99%		2,964,304.80 6.14%
	CONTAINER				
7,102	CROWN CORK & SEAL COM STK USD5	32.06	227,701.14 .47%	2.540	18,039.08 .04%
21,600	OWENS ILLINOIS COM USD0.001 (REREF FROM 2664909)	19.23	415,281.28 .85%	9.990	215,784.00 .45%
	*TOTAL CONTAINER		642,982.42 1.32%		233,823.08 .48%
	DRUG				
10,400	PFIZER INC COM	43.45	451,887.80 .93%	39.850	414,440.00 .86%
	ELECTRICAL EQUIPMENT				
14,600	CONSOLIDATED EDISON INC COM	36.32	530,207.08 1.09%	40.360	589,256.00 1.22%
34,400	TELLABS INC COM	13.81	474,991.13 .98%	14.960	514,624.00 1.07%
	*TOTAL ELECTRICAL EQUIPMENT		1,005,198.21 2.07%		1,103,880.00 2.29%
	ELECTRICAL HOUSEHOLD APPLIANCES				

SCHEDULE C

BANKERS TRUST COMPANY
NEW YORK

STATEMENT OF ASSETS
AS OF DECEMBER 31, 2001

ACCOUNT 169561

ITT IND SANFORD BERNSTEIN EQ VALUED FD

FACE AMOUNT OR NUMBER OF SHARES	DESCRIPTION	BOOK UNIT	BOOK VALUE	MARKET PRICE	MARKET VALUE
11,400	WHIRLPOOL CORP COM USD1	53.23	606,856.50 1.25%	73.330	835,962.00 1.73%
	ELECTRONICS				
20,000	ARROW ELECTRONICS.INC COM STK USD1	24.45	489,031.36 1.01%	29.900	598,000.00 1.24%
18,500	AVNET COM USD1	25.81	477,492.40 .98%	25.470	471,195.00 .98%
72,200	HEWLETT PACKARD CO COM	27.27	1,968,811.14 4.05%	20.540	1,482,988.00 3.07%
10,800	QUANTUM CORP COMMON STOCK	17.86	192,896.17 .40%	9.850	106,380.00 .22%
19,900	SOLECTRON CORP COM	17.80	354,142.06 .73%	11.280	224,472.00 .46%
6,300	THOMAS & BETTS COM USD0.50	29.15	183,666.82 .38%	21.150	133,245.00 .28%
	*TOTAL ELECTRONICS		3,666,039.95 7.54%		3,016,280.00 6.25%
	FINANCE				
8,300	FREDDIE MAC COM	63.37	525,954.40 1.08%	65.400	542,820.00 1.12%
8,100	FEDERAL NATIONAL MORTGAGE ASSOC COM NPV	79.02	640,057.95 1.32%	79.500	643,950.00 1.33%
16,200	LEHMAN BROS HLDGS INC COM	69.00	1,117,733.84 2.30%	66.800	1,082,160.00 2.24%
	*TOTAL FINANCE		2,283,746.19 4.70%		2,268,930.00 4.70%

SCHEDULE C

FACE AMOUNT OR NUMBER OF SHARES	DESCRIPTION	BOOK UNIT	BOOK VALUE	MARKET PRICE	MARKET VALUE
	FOOD				
62,800	CONAGRA INC COM	24.36	1,529,795.54 3.15%	23.770	1,492,756.00 3.09%
8,960	TYSON FOODS CLASS 'A' COM USD0.10	16.30	146,091.12 .30%	11.550	103,488.00 .21%
	*TOTAL FOOD		1,675,886.66 3.45%		1,596,244.00 3.31%
	INSURANCE				
8,600	AETNA INC COM STK USD0.001	34.76	298,893.00 .61%	32.990	283,714.00 .59%
5,500	CHUBB CORP COM	57.48	316,123.04 .65%	69.000	379,500.00 .79%
12,900	ST PAUL COS INC COM	44.43	573,106.84 1.18%	43.970	567,213.00 1.17%
14,600	TORCHMARK CORP COM	39.93	582,964.66 1.20%	39.330	574,218.00 1.19%
	*TOTAL INSURANCE		1,771,087.54 3.64%		1,804,645.00 3.74%
	OFFICE EQUIPMENT				
5,600	TECH DATA CORP COM STK USD0.0015	27.99	156,756.57 .32%	43.280	242,368.00 .50%
	OIL - DOMESTIC				

SCHEDULE C

BANKERS TRUST COMPANY
NEW YORK

STATEMENT OF ASSETS
AS OF DECEMBER 31, 2001

ACCOUNT 169561

ITT IND SANFORD BERNSTEIN EQ VALUED FD

FACE AMOUNT OR NUMBER OF SHARES	DESCRIPTION	BOOK UNIT	BOOK VALUE	MARKET PRICE	MARKET VALUE
6,800	AMERADA HESS CORP COM	64.19	436,475.68 .90%	62.500	425,000.00 .88%
5,600	ASHLAND INC COM	44.14	247,204.17 .51%	46.080	258,048.00 .53%
17,200	CONOCO INC COM	26.87	462,098.47 .95%	28.300	486,760.00 1.01%
13,600	OCCIDENTAL PETROLEUM COM $US0.20	20.81	283,032.82 .58%	26.530	360,808.00 .75%
30,100	PHILIPS PETROLEUM COM $US1.25	47.76	1,437,460.93 2.96%	60.260	1,813,826.00 3.76%
	*TOTAL OIL - DOMESTIC		2,866,272.07 5.89%		3,344,442.00 6.93%
	PAPER				
12,896	INTERNATIONAL PAPER CO COM	38.45	495,798.02 1.02%	40.350	520,353.60 1.08%
5,300	SONOCO PRODS CO COM	21.96	116,381.20 .24%	26.580	140,874.00 .29%
15,000	WESTVACO CORP COM	28.28	424,216.07 .87%	28.450	426,750.00 .88%
	*TOTAL PAPER		1,036,395.29 2.13%		1,087,977.60 2.25%
	RETAILING				
16,500	FEDERATED DEPT STORES INC DEL COM	35.04	578,238.59 1.19%	40.900	674,850.00 1.40%

SCHEDULE C

BANKERS TRUST COMPANY
NEW YORK

STATEMENT OF ASSETS
AS OF DECEMBER 31, 2001

ACCOUNT 169561

ITT IND SANFORD BERNSTEIN EQ VALUED FD

FACE AMOUNT OR NUMBER OF SHARES	DESCRIPTION	BOOK UNIT	BOOK VALUE	MARKET PRICE	MARKET VALUE
5,000	LEGGET & PLATT INC COM	16.19	80,960.76 .17%	23.000	115,000.00 .24%
27,600	MAY DEPT STORES CO COM	35.66	984,097.40 2.02%	36.980	1,020,648.00 2.11%
25,700	SEARS ROEBUCK & CO COM	41.51	1,066,875.47 2.19%	47.640	1,224,348.00 2.54%
10,300	SHERWIN WILLIAMS CO COM	24.74	254,820.14 .52%	27.500	283,250.00 .59%
9,300	TJX COS INC NEW COM	27.78	258,371.66 .53%	39.860	370,698.00 .77%
	*TOTAL RETAILING		3,223,364.02 6.63%		3,688,794.00 7.64%
	SAVINGS AND LOAN				
6,100	GOLDEN WEST FINANCIAL COM USD0.10	56.19	342,747.41 .70%	58.850	358,985.00 .74%
	SERVICE				
11,000	INGRAM MICRO INC CLASS A COM STK USD0.01	14.75	162,292.48 .33%	17.320	190,520.00 .39%
20,400	QWEST COMMUNICATIONS INTL INC COM	11.81	240,896.79 .50%	14.130	288,252.00 .60%
	*TOTAL SERVICE		403,189.27 .83%		478,772.00 .99%
	TEXTILE AND APPAREL				

SCHEDULE C

FACE AMOUNT OR NUMBER OF SHARES	DESCRIPTION	BOOK UNIT	BOOK VALUE	MARKET PRICE	MARKET VALUE
10,000	LIZ CLAIBORNE COM USD1	50.29	502,857.00 1.03%	49.750	497,500.00 1.03%
13,450	VF CORP COM NPV	38.97	524,179.48 1.08%	39.010	524,684.50 1.09%
	*TOTAL TEXTILE AND APPAREL		1,027,036.48 2.11%		1,022,184.50 2.12%
	TIRE AND RUBBER				
6,500	COOPER TIRE & RUBBER CO COM	24.00	155,988.55 .32%	15.960	103,740.00 .21%
16,100	GOODYEAR TIRE CO COMMON STOCK NPV	55.10	887,130.76 1.82%	23.810	383,341.00 .79%
	*TOTAL TIRE AND RUBBER		1,043,119.31 2.14%		487,081.00 1.01%
	TOBACCO				
15,000	PHILIP MORRIS COS INC COM	40.71	610,608.86 1.26%	45.850	687,750.00 1.42%
	TRANSPORTATION - OTHER				
25,400	BURLINGTON NORTN SANTA FE CORP COM	27.38	695,417.61 1.43%	28.530	724,662.00 1.50%
22,700	CSX CORP COM	50.85	1,154,225.73 2.37%	35.050	795,635.00 1.65%
38,500	NORFOLK SOUTHN CORP COM	28.54	1,098,758.24 2.26%	18.330	705,705.00 1.46%

SCHEDULE C

BANKERS TRUST COMPANY
NEW YORK

ACCOUNT 169561

STATEMENT OF ASSETS
AS OF DECEMBER 31, 2001

ITT IND SANFORD BERNSTEIN EQ VALUED FD

FACE AMOUNT OR NUMBER OF SHARES	DESCRIPTION	BOOK UNIT	BOOK VALUE	MARKET PRICE	MARKET VALUE
21,800	UNION PAC CORP COM	49.78	1,085,173.87 2.23%	57.000	1,242,600.00 2.57%
	*TOTAL TRANSPORTATION - OTHER		4,033,575.45 8.29%		3,468,602.00 7.19%
	UTILITY - ELECTRIC				
48,900	AMERICAN ELEC PWR INC COM	42.90	2,098,021.83 4.31%	43.530	2,128,617.00 4.41%
6,800	CINERGY CORP COM	29.73	202,145.55 .42%	33.430	227,324.00 .47%
10,300	WISCONSIN ENERGY CORP COM	25.81	265,857.26 .55%	22.560	232,368.00 .48%
	*TOTAL UTILITY - ELECTRIC		2,566,024.64 5.28%		2,588,309.00 5.36%
	UTILITY - NATURAL GAS				
3,600	VALERO ENERGY CORP NEW COM	36.60	131,758.71 .27%	38.120	137,232.00 .28%
	UTILITY - TELEPHONE				
155,100	WORLDCOM INC/WORLDCOM GROUP COMMON STOCK	13.34	2,068,872.95 4.25%	14.080	2,183,808.00 4.52%
	*TOTAL DOMESTIC COMMON STOCK		45,052,877.88 92.62%		44,880,176.41 92.97%
	FOREIGN COMMON STOCK CHEMICAL				

SCHEDULE C

BANKERS TRUST COMPANY
NEW YORK

STATEMENT OF ASSETS
AS OF DECEMBER 31, 2001

ACCOUNT 169561 ITT IND SANFORD BERNSTEIN EQ VALUED FD

FACE AMOUNT OR NUMBER OF SHARES	DESCRIPTION	BOOK UNIT	BOOK VALUE	MARKET PRICE	MARKET VALUE
10,400	MILLENNIUM CHEMICAL COM STK	29.47	306,513.98 .63%	12.600	131,040.00 .27%
	MEDICAL SUPPLY AND SERVICE				
9,000	PHARMACIA CORP COMMON STOCK	49.42	444,778.38 .91%	42.650	383,850.00 .80%
	UTILITY - TELEPHONE				
17,800	NORTEL NETWORKS CORP NEW COMMON STOCK	5.09	90,580.90 .19%	7.460	132,788.00 .28%
	*TOTAL FOREIGN COMMON STOCK		841,873.26 1.73%		647,678.00 1.34%
	*TOTAL COMMON STOCK		45,894,751.14 94.35%		45,527,854.41 94.31%
	*TOTAL EQUITIES		45,894,751.14 94.35%		45,527,854.41 94.31%
	CASH		.00 .00%		.00 .00%
	RECEIVABLES INTEREST AND DIVIDENDS		84,764.40 .17%		84,764.40 .18%
	***TOTAL ASSETS		48,642,023.12 100.00%		48,275,126.39 100.00%

SCHEDULE C

(Continued)

EIN: 13-5158950
PN: 100

ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
SCHEDULE H, ITEM 4I - ASSETS HELD FOR INVESTMENT PURPOSES - PART I
AS OF DECEMBER 31, 2001
($ IN THOUSANDS)

Identity of Issuer	Description of investment including maturity date, rate of interest, collateral par or maturity value	Market Value
Aggressive Growth Fund:		
Putnam Management	Putnam New Opportunities Fund	$ 69,297
	Sub-Total	$ 69,297
Global Equity Fund:		
Capital Research and Management Company	New Perspective Fund	$ 36,563
	Sub-Total	$ 36,563
Loan Fund:		
*Member Loans	Loans Receivable from Members, at various dates bearing interest at rates from 7.75%-10.50%	$ 20,524
	Sub-Total	$ 20,524
	Total	$1,459,858

*Party-in-interest to the Plan

EIN: 13-5158950
PN: 100

ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
SCHEDULE H, ITEM 4I ASSETS HELD FOR INVESTMENT PURPOSES - PART II -
ASSETS BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR ENDED DECEMBER 31, 2001
($ IN THOUSANDS)

Identity of Issuer	Description of investment including maturity date, rate of interest, collateral par or maturity value	Cost of Acquistion	Proceeds of Dispositions
Monumental Life Insurance Company	Group Annuity Contract #MDA00277TR, 6.49% N/A	6,640	$ 1,641
Transamerica Insurance Company	Group Annuity Contract #76593, 6.32%, N/A	6,187	$ 5,123

EIN: 13-515-8950
PN: 100

ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
SCHEDULE H, ITEM 4J - REPORTABLE TRANSACTION - PART I
FOR THE YEAR ENDED DECEMBER 31, 2001
($ IN THOUSANDS)

Identity of Party	Description of Assets	No. of Transactions	Purchase Price	Selling Price	Cost Assets	Current Value of Assets On Transaction Date	Net Gain
No reportable transactions			***NET***				

EIN: 13-515-895
PN: 100

ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
SCHEDULE H, ITEM 4J - REPORTABLE TRANSACTIONS - PART II
FOR THE YEAR ENDED DECEMBER 31, 2001
($ IN THOUSANDS)

		Selling		Cost of Asset		
Identity of Party	Description of Assets	Trans. #	Prices	Trans. #	Prices	Gain or Loss-
* Banker Trust Company	Pyramid Discretionary Account Cash Fund	137	97,449	122	105,362	0
* Banker Trust Company	Pyramid Directed Account Cash Fund	353	136,089	436	144,419	0
* ITT Industries Inc.	Common Stock	110	55,499	147	22,420	17,500
Putnam Management	Putnam New Opportunities Fund SH Ben Int.	136	40,113	112	39,624	(23,245)

No expenses were incurred related to these transactions and the purchase and sale prices approximate current value on the transaction date.
(*) Party-In-interest to the Plan

EIN: 13-5158950
PN: 100

ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
SCHEDULE H, ITEM 1C(9) - INVESTMENTS IN COMMINGLED FUNDS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001

NOTE:

The Plan had interests in the Pyramid Funds maintained by Bankers Trust Company. Reports covering these funds have been filed with the Department of Labor under identification numbers 13-6043638-110152 and 13-6043638-110165. Copies of these reports have also been received by ITT Industries, Inc..

This interest qualifies as a permitted party-in-interest transaction because Bankers Trust Company serves as the Company's custodian.

Exhibit 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-41806 of ITT Industries, Inc. on Form S-8 of our report dated June 25, 2002, appearing in this Annual Report on Form 11-K of ITT Industries Investment and Savings Plan for Salaried Employees for the year ended December 31, 2001.

Deloitte & Touche LLP

Stamford, CT
June 25, 2002

EXHIBIT 99

ARTHUR ANDERSEN

Note: This is a copy of a report previously issued by Arthur Andersen LLP, our former independent accountants. This report has not been reissued by Arthur Andersen LLP in connection with the filing of the Annual Report on Form 11-K to which this report is an exhibit.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To ITT Industries, Inc.:

We have audited the accompanying statements of net assets available for benefits of the ITT Industries Investment and Savings Plan for Salaried Employees as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the ITT Industries Investment and Savings Plan for Salaried Employees as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages F-10 through F-42 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Stamford, Connecticut
June 15, 2001